UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Forte Biosciences, Inc.
(Name of Subject Company)

Forte Biosciences, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34962G208
(CUSIP Number of Class of Securities)

Paul A. Wagner, Ph.D.
Chief Executive Officer
Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, Texas 75247
(310) 618-6994
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert Ishii
Dan Koeppen
Remi Korenblit
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Forte Biosciences, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of $77.00 per Share, net to the seller in cash, without interest, subject to any withholding tax (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated as of August 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 6, 2026, by Parent and Purchaser (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. The purpose of this Amendment No. 2 is to provide supplemental information concerning the Offer. The Company believes that the disclosures originally set forth in the Schedule 14D-9 comply fully with all applicable laws. Nothing in this Amendment No. 2 shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies that any additional disclosure was or is required and believes that the supplemental disclosures contained herein are immaterial.

All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment No. 2 or any other amendments. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9. If information in this Amendment No. 2 differs from or updates information contained in the Schedule 14D-9, then the information in this Amendment No. 2 is more current and supersedes the different information contained in the Schedule 14D-9. THIS AMENDMENT NO. 2 SHOULD BE READ IN CONJUNCTION WITH THE SCHEDULE 14D-9 AND THE SCHEDULE 14D-9 SHOULD BE READ IN ITS ENTIRETY.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The paragraph under the caption “Arrangements with Current Executive Officers and Directors of the Company – Future Arrangements Following the Closing” on page 10 of the Schedule 14D-9 is amended and restated as follows:

Other than as described above, as of the date of ~~this~~ the Schedule 14D-9 and as of August 21, 2026, the date of this Amendment No. 2, none of the Company’s executive officers have (i) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent or Purchaser; (ii) entered into restrictive covenant agreements with the Surviving Corporation or with Parent or Purchaser, ~~or~~ (iii) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Parent or Purchaser to be effective following the consummation of the Closing, or (iv) reached an understanding with the Surviving Corporation or with Parent or Purchaser regarding equity participation in the Surviving Corporation or Parent. However, prior to the Closing, Parent or Purchaser may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of the Company’s employees to be effective as of the Closing.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The second paragraph under the caption “Certain Unaudited Prospective Financial Information” on page 21 of the Schedule 14D-9 is amended and restated as follows:

As part of the Company Board’s evaluation of a potential sale of the Company and other potential strategic alternatives available to the Company (including continuing as an independent company), the Company management prepared, at the direction of the Company Board, and reviewed with the Company Board, certain unaudited prospective financial information, for the Company for fiscal years 2026 through 2045, which included certain risk-based adjustments estimated by the Company management, summarized in the table below (the “Projections”). The Projections (for the avoidance of doubt, without any alterations or adjustments) were approved by the Company Board for use and reliance by, and provided by the Company management to, Guggenheim Securities for purposes of Guggenheim Securities’ financial analysis and opinion to the Company Board, as described in “Item 4 - The Solicitation or Recommendation - Opinion of Guggenheim Securities.” For more information on the review and use of the Projections, see “Item 4 - The Solicitation or Recommendation – Background of the Offer and the Merger.” The Projections were not provided to argenx or Purchaser or any of their representatives or advisors.

The second footnote to the table under the caption “Certain Unaudited Prospective Financial Information” on page 22 of the Schedule 14D-9 is amended and restated as follows:

(2)	The calculation of tax expense assumes a tax rate of 25% and aggregate estimated cash savings from tax assets, including net operating loss carryforwards, of approximately $153 million in fiscal years 2032 through 2034.

The second bullet point under the caption “Opinion of Guggenheim Securities, LLC – Summary of Financial Analyses – Change-of-Control Financial Analyses – Discounted Cash Flow Analysis” on page 29 of the Schedule 14D-9 is amended and restated as follows:

Guggenheim Securities used a discount rate range of 11.75% - 14.50% based on its estimate of the Company’s weighted average cost of capital~~.~~, using its professional judgment and experience, and used the mid-year discounting convention to discount the Company-Provided Financial Projections to a valuation date of June 30, 2026.

The third bullet point under the caption “Opinion of Guggenheim Securities, LLC – Summary of Financial Analyses – Discounted Cash Flow Analysis” on page 29 of the Schedule 14D-9 is amended and restated as follows:

In estimating the Company’s terminal/continuing value, Guggenheim Securities used an illustrative perpetual growth rate of negative 50.0%, reflecting continued decline in revenue following the assumed global loss of exclusivity for FB102 in 2043, applied to the Company’s terminal year normalized after-tax unlevered free cash flow as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.

The fifth bullet point under the caption “Opinion of Guggenheim Securities, LLC – Summary of Financial Analyses – Discounted Cash Flow Analysis” on page 29 of the Schedule 14D-9 is amended and restated as follows:

Guggenheim Securities then converted the result of the foregoing calculations to per Share equity value using diluted shares outstanding as of July 24, 2026 ~~(~~based on 20.49 million basic shares outstanding and the dilutive impact, calculated using the treasury stock method~~) as of July 24, 2026, as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management~~ where applicable, of outstanding Company Options, Company RSUs, Company Pre-Funded Warrants and purchase rights under the Company ESPP.

The second paragraph under the caption “Opinion of Guggenheim Securities, LLC – Summary of Financial Analyses – Other Financial Reviews and Analyses Solely for Informational Reference Purposes” on page 29 of the Schedule 14D-9 is amended and restated as follows:

Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in connection with selected precedent merger and acquisition transactions with implied enterprise values of greater than $1 billion since 2025 involving clinical-stage companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant for the analysis as listed below:

Selected Precedent Merger and Acquisition (M&A) Transactions Analysis
Date Announced	Target	Acquiror	1-Day Premium to Unaffected Share Price	Premium to 52-Week High
07/15/26	AtaiBeckley	Eli Lilly	26%	5%
06/22/26	Apogee	AbbVie	53%	47%
03/31/26	Centessa	Eli Lilly	38%	27%
03/25/26	Terns	Merck & Co.	54%	13%
01/20/26	RAPT	GSK	65%	58%
01/07/26	Ventyx	Eli Lilly	79%	34%
11/14/25	Cidara	Merck & Co.	109%	91%
11/07/25	Metsera	Pfizer	97%	48%
10/26/25	Avidity	Novartis	48%	37%
10/09/25	Akero	Novo Nordisk	42%	(6%)
09/29/25	Merus	Genmab	41%	3%
09/18/25	89bio	Roche	79%	24%
09/09/25	Tourmaline	Novartis	59%	59%
Guggenheim Securities noted that such precedent M&A transaction-related premia ranged from (i) 42% -79% based on the 25th to 75th percentile for the target companies’ one-day unaffected premium, which applied to the Unaffected Price of $54.78, resulted in an illustrative range of $77.79 - $98.06 per Share and (ii) 13% - 48% based on the 25th to 75th percentile for the target companies’ 52-week high closing stock prices, which applied to the 52-Week High closing price of the Shares of $59.70, resulted in an illustrative range of $67.46 - $88.36 per Share, as compared to the Offer Price of $77.00 per Share.

The fourth paragraph under the caption “Opinion of Guggenheim Securities, LLC – Summary of Financial Analyses – Other Financial Reviews and Analyses Solely for Informational Reference Purposes” on page 29 of the Schedule 14D-9 is amended and restated as follows:

Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed ~~selected~~ 5 Wall Street equity research analyst stock price targets for the Company as published prior to the Unaffected Date and noted that such Wall Street equity research analyst stock price targets for the Shares were between $54.00 and $75.00 per Share, as compared to the Offer Price of $77.00 per Share.

The second paragraph under the caption “Opinion of Guggenheim Securities, LLC – Other Considerations” on page 30 of the Schedule 14D-9 is amended and restated as follows:

Pursuant to the terms of Guggenheim Securities’ engagement as the Company’s financial advisor, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the Transactions) upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $43 million. In connection with Guggenheim Securities’ engagement, the Company has agreed to pay Guggenheim Securities a cash fee of $2.0 million that became payable upon delivery of Guggenheim Securities’ opinion (which fee was not conditioned on the conclusions contained in such opinion), which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Legal Proceedings” on page 39:

Since the initial filing of the Schedule 14D-9 on August 6, 2026, the Company has received nine demand letters from purported holders of Shares (collectively, the “Demand Letters”). Each Demand Letter alleges that the Schedule 14D-9 omits material information required to be disclosed therein and demands that the Company issue corrective disclosures. The Company believes that the claims asserted in the Demand Letters are without merit.

As of August 21, 2026, the Company is not aware of the filing of any lawsuits challenging the Transactions or the adequacy of disclosure in the Schedule 14D-9; however, such lawsuits or additional demand letters may be filed or submitted in the future. If additional similar demand letters are received or submitted, absent new or different allegations that are material, Parent, Purchaser, or the Company will not necessarily announce such additional submissions.

Additional demand letters or lawsuits may be received or filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO, and the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Forte Biosciences, Inc.

By:	/s/ Paul A. Wagner, Ph.D.
Name: Paul A. Wagner, Ph.D. Title: Chief Executive Officer

Dated: August 21, 2026